UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

                             First half results 2006
BBVA lifts net attributable profit 20.2% to €2,179m, without extraordinary capital gains

The Group takes its strategy of profitable growth further with the purchase of
Texas Regional Banc and State National Banc, while transforming its commercial banking networks in Spain

- Net attributable profit rose 84% to €3,336m, including capital gains on the divestment of holdings in Repsol, BNL and Banc Internacional d´Andorra
- The Group’s return on equity (ROE) rose to 35.8% (45.2% including one-off operations)

- Revenues grew faster and operating profit increased 24.8% (40.9% with the
Repsol capital gain)

- Cost/income ratio, including depreciation, continues to improve and now stands at 44.3% (41.4% with the Repsol capital gain) compared to 46.4% at June
2005

- Non-performing loans fell further, to 0.82% (1.01% a year earlier) and coverage has increased to 275.1% (240.6% in June last year)

- Following the BNL and Repsol divestments, core capital rose to 6.0%, Tier I capital was 7.6% and the BIS ratio came to 11.3%

- In Retail Banking in Spain and Portugal, lending grow at 18.9% and customer funds at 8.6%. Operating profit rose 13.2% and net attributable profit increased 11% to €717m

- Wholesale Businesses had another record quarter. First half operating profit increased 29.6% and net attributable profit jumped 47.9% to €623m

- In Mexico & USA, lending (up 25.4%) and customer funds (up 15.5%) continued
strong. Operating profit climbed 54.9% and net attributable profit was up
43.4% to €825m

- South America’s operating profit rose 51.1% and net attributable profit
37.5% to €281m

In the second quarter, BBVA maintained strong growth in revenues, business activity and recurrent earnings. Net attributable profit for the first half came to €2,179m, an increase of 20.2% compared to the same period last year.
The Group concentrated on its profitable growth strategy, achieving important advances in all margins and lifting operating profit to 24.8%. Adding the capital gains on divestment of holdings in Repsol, BNL and Banc Internacional
d´Andorra, net attributable profit shot up to €3,336m (an increase of 84%).

BBVA once more strengthened fundamentals. Earnings per share grew 20.2%
without one-off items) and return on equity came to 35.8% (45.2% including capital gains). The cost/income ratio improved from 46.4% to 44.3% (41.4% with
Repsol) and the NPL ratio fell from 1.01% to 0.82%. Coverage is now 275.1%
(240.6% in June 2005). These results place the Group in the leading edge of large international banks in profitability, efficiency and risk profile. In
June the Group announced the purchase of two US banks (Texas Regional and
State National) and more recently it unveiled an extensive reform of its commercial banking networks in Spain.

First-half results demonstrate BBVA’s ability to generate recurrent revenues and profits that outpace the sector average. They also show it is constantly committed to improving efficiency and controlling risk and has a disciplined approach to solvency. Its ROE is second to none among European banks.

The Group recently bought two new banking franchises in Texas, one of the fastest growing markets in the USA, demonstrating its successful acquisition strategy, adopted a few years earlier.

In June it announced the purchase of Texas Regional and State National for
$2.6 billion (€2,099m). It financed these operations from internal funds obtained on divestment of holdings in Repsol and BNL. The new additions, together with Laredo National Bank (acquired in 2005), make it one of the top banks in Texas.

BBVA expects to conclude these operations at the end of this year or early next year. It thus completes its banking strategy in Texas and shares up the other businesses that make up its US franchise. The latter include Bancomer
Transfer Services (BTS), BBVA Bancomer USA in California, BBVA Puerto Rico and
BBVA Finanzia USA.

BBVA recently revealed the first step in its transformation plan announced at the last AGM, launching a project to rebuild its commercial banking networks in Spain. The plan has three goals: to bring decisions closer to customers, to simplify the bank’s intermediate and central organisation and to strengthen commercial banking management.

In the second quarter of 2006, the BBVA Group generated record profits (even if extraordinary operations are excluded). Business activity continued at high levels in all areas, leading to elevated recurrent earnings and new improvements in efficiency, profitability and risk quality.

The most relevant financial aspects of the Group’s performance and strategy in the second quarter and first half of 2006 are summarised below:

- In the second quarter of 2006, net attributable profit came to €2,316m. If the one-off capital gains associated with BNL, Repsol and Andorra, together with the extraordinary tax charge of €1,157m, are excluded, profit comes to
€1,159m. This is 16.1% higher than the €998m obtained in the second quarter of
2005 and sets new quarterly records for profit and all other revenue lines on the income statement.

- The total net attributable profit for the first half was €3,336m and, excluding one-offs in the second quarter, to €2,179m. The latter figure represents an increase of 20.2% over the €1,813m generated in the first half of 2005. Earnings per share came to €0.98 (€0.64 without one-offs), compared to €0.53 in the same period of 2005. ROE rose to 45.2% (35.8% without one-offs), against 36.0% in the first half of 2005.

- Operating profit continued to rise in the first half to €4,575m. The year-on-year increase was 40.9% and if the capital gain from the sale of
Repsol are excluded, the increase is 24.8% (21.9% at constant exchange rates).

- Ordinary revenues grew 28.9% (20.4% without the Repsol capital gains) with rises in all revenues lines. Net interest income was up 19.7%, supported by higher volume and favourable spreads. Net fee income and insurance increased
18.1%.

- Operating costs grew at a slower pace (14.3% including depreciation and
11.6% at constant exchange rates).

- As a result, the cost/income ratio including depreciation improved to 41.4%
(44.3% without the Repsol capital gain), compared to 46.4% in the first half of 2005. Improvement occurred in all business areas.

- The drop in non-performing loans (NPLs), combined with higher lending, meant a further improvement in the NPL ratio to 0.82% at 30-Jun-06 (1.01% a year earlier). This, together with the increase in generic provisioning due to higher lending, brought the coverage ratio to 275.1% (240.6% at 30-Jun-05).
Generic provisions now stand at €4,305m, compared to €3,445m at 30-Jun-05.

- The conclusion of the BNL and Repsol divestments lifted the Group's core capital at the end of June to 6.0% (5.6% at 31-Mar-06). Tier I was at 7.6% and
the BIS ratio 11.3%.

- On 10th July a first interim dividend of €0.132 per share was paid against
2006 results. This is an increase of 15% over the first interim dividend paid in 2005.

- Lending in Retail Banking in Spain and Portugal continued to grow (18.9%
year-on-year) and customer funds were up 8.6%. Spreads continue to improve and net fee income and insurance revenues rose 12.8%. This led to a 9.6% rise in ordinary revenues and, following the moderate increase in costs, operating profit increased 13.2%. Net attributable profit grew 11.0% in the first half to €717m.

- The strength of the Wholesale Businesses Area was demonstrated by record ordinary revenues, operating profit and by net attributable profit in the second quarter. In the first half ordinary revenues increased 25.6%, operating profit climbed 29.6% and net attributable profit rose 47.9% to €623m.

- In the Mexico & USA area, business activity continued to grow strongly year-on-year (lending was up 25.4% and customer funds up 15.5% in local currency terms). This carried over to revenues. Net interest income rose 29.6%
at constant rates; net fee income and insurance grew 23.0% and ordinary revenues increased 30.2%. Revenues outgrew costs, so operating profit surged
45.8% (up 54.9% at current exchange rates) and net attributable profit climbed
35.0% to €825m (up 43.4% at current exchange rates).

- Higher business volumes in South America, where lending grew 29.5% and customer funds were up 19.0% at constant exchange rates, resulted in higher revenues. Net interest income increased 25.9% and net fee income and insurance grew 15.2%. Higher net trading income, boosted operating profit 45.1% (51.1%
at current exchange rates) and net attributable profit rose 33.4% to €281m (an increase of 37.5% in euros).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 26, 2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA